Exhibit 99.1

CNH INDUSTRIAL N.V.

QUARTERLY REPORT FOR THE THREE MONTHS

ENDED MARCH 31, 2017

TABLE OF CONTENTS

PART I – FINANCIAL INFORMATION

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS

As of March 31, 2017 and December 31, 2016

	March 31, 2017	December 31, 2016
(in millions)	(Unaudited)
ASSETS
Cash and cash equivalents	$3,924	$5,017
Restricted cash	743	837
Trade receivables, net	560	623
Financing receivables, net	18,474	18,662
Inventories, net	6,470	5,609
Property, plant and equipment, net	6,484	6,397
Investments in unconsolidated subsidiaries and affiliates	488	487
Equipment under operating leases	1,897	1,907
Goodwill	2,452	2,449
Other intangible assets, net	779	787
Deferred tax assets	989	937
Derivative assets	70	95
Other assets	1,705	1,740
Total Assets	$45,035	$45,547
LIABILITIES AND EQUITY
Debt	$24,500	$25,276
Trade payables	5,469	5,185
Deferred tax liabilities	99	84
Pension, postretirement and other postemployment benefits	2,293	2,276
Derivative liabilities	207	249
Other liabilities	7,898	8,005
Total Liabilities	$40,466	$41,075
Redeemable noncontrolling interest	22	21
Common shares, €0.01, par value; outstanding 1,362,981,869 common shares and 396,263,417 special voting shares at 03/31/2017; and outstanding 1,361,630,903 common shares and 412,268,203 special voting shares at 12/31/2016	25	25
Treasury stock, at cost; 0 shares at 3/31/2017 and 1,278,708 shares at 12/31/2016	-	(9)
Additional paid in capital	4,406	4,408
Retained earnings	1,833	1,787
Accumulated other comprehensive loss	(1,723)	(1,767)
Noncontrolling interests	6	7
Total Equity	$4,547	$4,451
Total Liabilities and Equity	$45,035	$45,547

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the Three Months Ended March 31, 2017 and 2016

(Unaudited)

	Three Months Ended March 31,
	2017	2016
	(in millions)
Revenues
Net sales	$5,384	$5,076
Finance and interest income	297	296
Total Revenues	$5,681	$5,372
Costs and Expenses
Cost of goods sold	$4,497	$4,238
Selling, general and administrative expenses	542	546
Research and development expenses	191	183
Restructuring expenses	12	15
Interest expense	219	230
Other, net	141	630
Total Costs and Expenses	$5,602	$5,842
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	79	(470)
Income tax (expense)	(48)	(40)
Equity in income of unconsolidated subsidiaries and affiliates	18	(3)
Net income (loss)	49	(513)
Net income (loss) attributable to noncontrolling interests	3	(1)
Net income (loss) attributable to CNH Industrial N.V.	$46	$(512)
Earnings (loss) per share attributable to common shareholders
Basic	$0.03	$(0.38)
Diluted	$0.03	$(0.38)

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF

COMPREHENSIVE INCOME

For the Three Months Ended March 31, 2017 and 2016

(Unaudited)

	Three Months Ended March 31,
	2017	2016
	(in millions)
Net income (loss)	$49	$(513)
Other comprehensive income (loss), net of tax
Unrealized income (loss) on cash flow hedges	(5)	12
Changes in retirement plans’ funded status	14	13
Foreign currency translation	26	17
Share of other comprehensive income of entities using the equity method	8	13
Other comprehensive income, net of tax	43	55
Comprehensive income (loss)	92	(458)
Less: Comprehensive income attributable to noncontrolling interests	2	2
Comprehensive income (loss) attributable to CNH Industrial N.V.	$90	$(460)

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Three Months Ended March 31, 2017 and 2016

(Unaudited)

	Three Months Ended March 31,
	2017	2016
	(in millions)
Operating activities:
Net income (loss)	$49	$(513)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	177	177
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	139	133
Loss from disposal of assets	4	1
Undistributed income of unconsolidated subsidiaries	8	42
Other non-cash items	42	55
Changes in operating assets and liabilities:
Provisions	(72)	357
Deferred income taxes	(26)	98
Trade and financing receivables related to sales, net	203	301
Inventories, net	(760)	(704)
Trade payables	198	126
Other assets and liabilities	(136)	(82)
Net cash used in operating activities	(174)	(9)
Investing activities:
Additions to retail receivables	(846)	(858)
Collections of retail receivables	1,050	1,172
Proceeds from the sale of assets, net of assets under operating leases and assets sold under buy-back commitments	2	2
Proceeds from the sale of assets previously under operating leases and assets sold under buy-back commitments	188	154
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and assets sold under buy-back commitments	(74)	(81)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(393)	(300)
Other	29	21
Net cash provided by (used in) investing activities	(44)	110
Financing activities:
Proceeds from long-term debt	2,851	1,835
Payments of long-term debt	(3,869)	(2,990)
Net increase (decrease) in other financial liabilities	71	(109)
Dividends paid	(1)	(2)
Other	—	(49)
Net cash used in financing activities	(948)	(1,315)
Effect of foreign exchange rate changes on cash and cash equivalents	73	141
Decrease in cash and cash equivalents	(1,093)	(1,073)
Cash and cash equivalents, beginning of year	5,017	5,384
Cash and cash equivalents, end of period	$3,924	$4,311

See accompanying notes to the condensed consolidated financial statements

CNH INDUSTRIAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Three Months Ended March 31, 2017 and 2016

(Unaudited)

	Common Shares	Treasury Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total	Redeemable Noncontrolling Interest
	(in millions)
Balance, January 1, 2016	$25	$—	$4,399	$2,241	$(1,863)	$41	$4,843	$18
Net income (loss)	—	—	—	(512)	—	(3)	(515)	2
Other comprehensive income, net of tax	—	—	—	—	52	3	55	—
Dividend paid	—	—	—	—	—	(1)	(1)	(1)
Share-based compensation	—	—	11	—	—	—	11	—
Other changes	—	—	(5)	1	—	(27)	(31)	—
Balance, March 31, 2016	$25	$—	$4,405	$1,730	$(1,811)	$13	$4,362	$19

Balance, January 1, 2017	$25	$(9)	$4,408	$1,787	$(1,767)	$7	$4,451	$21
Net income	—	—	—	46	—	1	47	2
Other comprehensive income (loss), net of tax	—	—	—	—	44	(1)	43	—
Dividend paid	—	—	—	—	—	—	—	(1)
Common shares issued from treasury stock for share-based compensation	—	9	(6)	—	—	—	3	—
Share-based compensation	—	—	6	—	—	—	6	—
Other changes	—	—	(2)		—	(1)	(3)	—
Balance, March 31, 2017	$25	$-	$4,406	$1,833	$(1,723)	$6	$4,547	$22

See accompanying notes to condensed consolidated financial statements

CNH INDUSTRIAL N.V.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. BASIS OF PRESENTATION

CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, the Netherlands, and has its principal office in London, United Kingdom. The Company was formed as a result of the business combination transaction between Fiat Industrial S.p.A. (“Fiat Industrial”) and CNH Global N.V. (“CNH Global”). Unless otherwise indicated or the context otherwise requires, the terms “CNH Industrial” and the “Company” refer to CNH Industrial and its consolidated subsidiaries.

The condensed consolidated financial statements of CNH Industrial N.V. and its consolidated subsidiaries have been voluntarily prepared by the Company without audit. Although prepared on a voluntary basis, the condensed consolidated financial statements included in the report comply in all material respects with the rules and regulations of the U.S. Securities and Exchange Commission (“SEC”) governing interim financial statements. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) have been condensed or omitted as permitted by such rules and regulations. All adjustments, consisting of normal recurring adjustments, have been included. Management believes that the disclosures are adequate to present fairly the financial position, results of operations, and cash flows at the dates and for the periods presented. These interim financial statements should be read in conjunction with the financial statements and the notes thereto appearing in the Company’s annual report on Form 20-F for the year ended December 31, 2016. Results for interim periods are not necessarily indicative of those to be expected for the fiscal year. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and related accompanying notes and disclosures. Actual results could differ materially from those estimates.

In February 2017, the Company completed the acquisition of the grass and soil implement business of Kongskilde Industries; the impact of which was not material to the March 31, 2017 financial statements.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA—United States, Canada and Mexico;
•	EMEA— member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);
•	LATAM—Central and South America, and the Caribbean Islands; and
•	APAC—Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

2. NEW ACCOUNTING PRONOUNCEMENTS

Adopted

Share-based Compensation

In March 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting (“ASU 2016-09”). The standard is intended to simplify several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows, and forfeitures. The Company adopted ASU 2016-09 on a prospective basis as of January 1, 2017, which did not have a material impact on its consolidated financial statements.

Inventory

In July 2015, the FASB issued ASU 2015-11, Simplifying the Measurement of Inventory (“ASU 2015-11”). This standard amends the subsequent measurement of inventory for all methods other than last-in, first-out (LIFO) or the retail inventory method to measure at the lower of cost and net realizable value (estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation) instead of the lower of cost and market. The Company adopted ASU 2015-11 on a prospective basis as of January 1, 2017, which did not have a material impact on its consolidated financial statements.

Goodwill Impairment

In January 2017, the FASB issued ASU 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test of Goodwill Impairment (“ASU 2017-04”). ASU 2017-04 simplifies the subsequent measurement of goodwill by removing the second step of the two-step impairment test. The amendment requires an entity to perform its annual or interim goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An impairment charge should be recognized for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the quantitative impairment test is necessary. The Company elected to early adopt ASU 2017-04 on a prospective basis as of January 1, 2017, which did not have a material impact on its consolidated financial statements.

Not Yet Adopted

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606) (“ASU 2014-09”), which supersedes existing revenue recognition guidance under current U.S. GAAP. The new standard requires an entity to recognize revenue upon transfer of control of goods or services to a customer at an amount that reflects the consideration that the entity expects to receive. This new revenue recognition model defines a five-step process to achieve this objective. The new standard also requires additional disclosures to enable users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts with customers. In August 2015, the FASB amended the effective date to be the first quarter of fiscal year 2018 with early adoption permitted in 2017. The FASB subsequently issued several amendments in 2016 clarifying various aspects of ASU 2014-09, including revenue transactions that involve a third party, goods or services that are immaterial in the context of the contract, licensing arrangements, certain transition practical expedients, disclosure of performance obligation and provisions for losses on construction-type and production-type contracts. Entities have the option to apply the new guidance under a retrospective approach to each prior reporting period presented, or a modified retrospective approach with the cumulative effect of initially applying the new guidance recognized at the date of initial application within the consolidated statement of changes in equity.

The Company is still evaluating the overall effect the adoption of this standard effective January 1, 2018 will have and which transition method to elect. In its implementation efforts to date, the Company has not identified any matters that it currently believes would result in a material effect on its consolidated net income/(loss), net equity or cash flows.

Financial Instruments

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which amends ASC 825-10, Financial Instruments - Overall. This ASU changes the treatment for available-for-sale equity investments by recognizing unrealized fair value changes directly in net income, and no longer in other comprehensive income. The ASU is effective January 1, 2018, with the cumulative-effect adjustment from initially applying the new standard recognized in the consolidated statement of financial position as of January 1, 2018. The impact of the adjustments on the Company’s net income, financial position, and cash flows is expected to be immaterial.

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”), which establishes ASC 326, Financial Instruments - Credit Losses. The ASU introduced a new model for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. Additional disclosures about significant estimates and credit quality are also required. The ASU is effective for annual period beginning after December 15, 2019, with early adoption permitted for annual periods beginning after December 15, 2018. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) (“ASU 2016-02”), which supersedes ASC 840, Leases. The ASU’s most prominent change is the requirement for lessees to recognize leased assets and liabilities classified as operating leases under previous GAAP. The ASU does not significantly change the lessee’s recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. Lessors’ accounting under the ASC is largely unchanged from the previous accounting standard. ASU 2016-02 also will require disclosures designed to give financial statement users information on the amount, timing, and uncertainty of cash flows arising from leases. It is effective for annual reporting periods beginning after December 15, 2018 including interim periods within those fiscal years, but early adoption is permitted. The ASU requires a modified retrospective transition approach and provides certain optional transition relief. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

Statement of Cash Flows

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”) that changes the presentation of restricted cash and cash equivalents on the statement of cash flows. Restricted cash and restricted cash equivalents will be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period amounts shown on the statement of cash flows. ASU 2016-18 is effective for annual reporting periods beginning after December 15, 2017, and early adoption is permitted. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

Compensation – Retirement Benefits

In March 2017, the FASB issued ASU 2017-07, Compensation-Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost (“ASU 2017-07”). The amendments in this update require that an employer disaggregate the service cost component from the other components of net benefit cost. The amendments also provide explicit guidance on how to present the service cost component and the other components of net benefit cost in the income statement and allow only the service cost component of net benefit cost to be eligible for capitalization. ASU 2017-07 is effective for annual reporting periods beginning after December 15, 2017, and early adoption is permitted. The Company is currently evaluating the impact the adoption of this standard will have on its consolidated financial statements.

3. VENEZUELAN AND ARGENTINIAN CURRENCY REGULATIONS AND RE-MEASUREMENTS

The functional currency of CNH Industrial’s Venezuelan subsidiary is the U.S. dollar. At the end of each period, CNH Industrial re-measures the net monetary assets of its Venezuelan subsidiary from the bolivar fuerte (“Bs.F.” or “bolivars”) to the U.S. dollar at the rate it believes is legally available to the Company.

In January 2014, the Venezuelan government enacted changes affecting the country’s currency exchange and other controls and established a new foreign currency administration, the National Center for Foreign Commerce (“CENCOEX”). CENCOEX assumed control of the sale and purchase of foreign currency in Venezuela and established the official exchange rate. Additionally, the government expanded the types of transactions that may be subject to the weekly auction mechanism under SICAD I. Also in 2014, the Venezuelan government announced that another floating rate exchange system (SICAD II) would be initiated. In February 2015, the Venezuelan government announced that the two previously used currency conversion mechanisms (SICAD I and SICAD II) had been merged into a single mechanism called SICAD and introduced a new open market exchange rate system, SIMADI. The changes created a three-tiered system.

In March 2016, the Venezuelan government devalued its currency and reduced its existing three-tiered system to a two-tiered system by eliminating the SICAD rate. The CENCOEX rate, which was the official rate available for purchases and sales of essential items, was changed to 10 bolivars per U.S. dollar from 6.3 and is now known as DIPRO. The Venezuelan government also announced that the SIMADI rate would be replaced by the DICOM rate, which is allowed to float freely and fluctuates based on supply and demand. As a result, management determined that the DICOM rate was the most appropriate legally available rate to re-measure the net monetary assets of the Company’s Venezuelan subsidiary, except for those cases in which the Company had a legally enforceable right of obtaining U.S. dollars at a different predetermined exchange rate. At March 31, 2017 and 2016, the net monetary assets were re-measured at the DICOM rate of 708.50 and 271.92 bolivars per U.S. dollar, respectively, resulting in a pre- and after-tax charge of $1 million and $4 million in the line item “Other, Net” during the three months ended March 31, 2017 and 2016, respectively. CNH Industrial’s results of operations in Venezuela for the three months ended March 31, 2017 and 2016 were negligible as a percentage of both the Company’s net revenues and operating profit.

As of March 31, 2017, the Company continues to control, and therefore consolidate, its Venezuelan operations. Despite the significant macroeconomic challenges in the country, CNH Industrial intends to continue its presence in the Venezuelan market for the foreseeable future. CNH Industrial continues to monitor the Venezuelan economic situation and is actively engaged in discussions with the Venezuelan government agencies concerning its ongoing business activities. If, in the future, it concludes that it no longer maintains control over its operations in Venezuela, CNH Industrial may need to de-consolidate its operations in Venezuela, which would result in a pre- and after-tax charge of approximately $85 million.

Additionally, at the end of each period, CNH Industrial re-measures the net monetary assets of its Argentinian subsidiaries from the Argentine Peso into the U.S. dollar. During the three months ended March 31, 2017 and 2016, CNH Industrial recorded a charge of $4 million and $10 million, respectively, following the re-measurement of such net monetary assets.

4. VARIABLE INTEREST ENTITIES

The Company consolidates various securitization trusts and facilities that have been determined to be variable interest entities (“VIEs”) and of which the Company is a primary beneficiary. The Company has both the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs. For further information regarding VIEs, please see “Note 9: Receivables”.

The following table presents certain assets and liabilities of consolidated VIEs, which are included in the condensed consolidated balance sheets included in this report. The assets in the table include only those assets that can be used to settle obligations of the consolidated VIEs. The liabilities in the table include third party liabilities of the consolidated VIEs, for which creditors do not have recourse to the general credit of the Company.

	March 31, 2017	December 31, 2016
	(in millions)
Restricted cash	$681	$776
Financing receivables	10,052	10,263
Total Assets	$10,733	$11,039
Debt	$10,063	$10,418
Total Liabilities	$10,063	$10,418

5. EARNINGS PER SHARE

Basic earnings per share (“EPS”) is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if dilutive securities were exercised into common stock. Stock options, restricted stock units, and performance stock units are considered dilutive securities.

A reconciliation of basic and diluted earnings (loss) per share is as follows (in millions, except per share amounts):

	Three Months Ended March 31,
	2017	2016
Basic:
Net income (loss) attributable to CNH Industrial	$46	$(512)
Weighted average common shares outstanding—basic	1,363	1,363
Basic earnings (loss) per share	$0.03	$(0.38)
Diluted:
Net income (loss) attributable to CNH Industrial	$46	$(512)
Weighted average common shares outstanding—basic	1,363	1,363
Effect of dilutive securities (when dilutive):
Stock compensation plans (A)	3	—
Weighted average common shares outstanding—diluted	1,366	1,363
Diluted earnings (loss) per share	$0.03	$(0.38)

(A)

For the three months ended March 31, 2017 and 2016, 0.1 million and 7.5 million stock options were excluded from the computation of diluted earnings per share, respectively, due to an anti-dilutive impact. An additional 1.3 million shares of common stock outstanding at March 31, 2016 were excluded from the computation of diluted earnings per share due to the net loss position.

6. EMPLOYEE BENEFIT PLANS AND POSTRETIREMENT BENEFITS

The following summarizes the components of net periodic benefit cost of CNH Industrial’s defined benefit pension plans and postretirement health and life insurance plans for the three months ended March 31, 2017 and 2016:

	Pension		Healthcare		Other
	Three Months Ended March 31,		Three Months Ended March 31,		Three Months Ended March 31,
	2017	2016	2017	2016	2017	2016
	(in millions)
Service cost	$7	$7	$2	$2	$3	$3
Interest cost	18	22	9	10	1	1
Expected return on assets	(27)	(29)	(2)	(2)	—	—
Amortization of:
Prior service credit	—	—	(1)	(1)	—	—
Actuarial loss	22	20	2	4	—	—
Net periodic benefit cost	$20	$20	$10	$13	$4	$4

7. INCOME TAXES

The effective tax rate for the three months ended March 31, 2017 was 60.8% compared to -8.5% for the three months ended March 31, 2016. The effective tax rate for the three months ended March 31, 2017 was impacted by unbenefited losses in certain jurisdictions.  The effective tax rate for the three months ended March 31, 2016 was impacted by a non-tax deductible charge of $502 million related to the European Commission investigation, as well as by unbenefited losses in certain jurisdictions. For more information on the European Commission settlement, see “Note 14: Commitments and Contingencies”.

8. SEGMENT INFORMATION

The operating segments through which the Company manages its operations are based on the internal reporting used by the Company’s Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by the Company.

CNH Industrial has the following five operating segments:

Agricultural Equipment designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH Agriculture brands, as well as the Steyr brand in Europe and the Miller brand, primarily in North America. Following the Company’s acquisition of the grass and soil implement business of Kongskilde Industries in February 2017, certain agricultural equipment products will be sold under the Kongskilde, Överum, and JF brands.

Construction Equipment designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders, compact track loaders, and telehandlers. Construction equipment is sold under the New Holland Construction and Case Construction Equipment brands.

Commercial Vehicles designs, produces and sells a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the Iveco brand, commuter buses and touring coaches under the Iveco Bus (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the Iveco Astra brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.

Powertrain designs, manufactures, and offers a range of propulsion and transmission systems and axles for on- and off-road engine applications, as well as engines for marine application and power generation under the FPT Industrial brand.

Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial dealers. In addition, Financial Services provides wholesale financing to CNH Industrial dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products.

Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its usual business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment’s business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.

The CODM reviews the performance of operating segments using Operating Profit of Industrial Activities calculated using U.S. GAAP measures. Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative (“SG&A”) expenses, and research and development expenses. Operating Profit of Financial Services is defined as revenues, less SG&A expenses, interest expenses and certain other operating expenses. In addition, with reference to Financial Services, the CODM assesses the performance of the segment on the basis of net income prepared in accordance with U.S. GAAP. Furthermore, the CODM reviews expenditures for long-lived assets; however, other operating segment asset information is not readily available.

A reconciliation from consolidated operating profit to income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP for the three months ended March 31, 2017 and 2016 is provided below.

	Three Months Ended March 31,
	2017	2016
	(in millions)
Operating profit	$257	$232
Adjustments/reclassifications to convert from operating profit to U.S. GAAP income before income taxes and equity in income of unconsolidated subsidiaries:
Restructuring expenses	(12)	(15)
Interest expenses of Industrial Activities, net of interest income and eliminations	(103)	(119)
Other, net *	(63)	(568)
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates under U.S. GAAP	$79	$(470)
(*)	In the three months ended March 31, 2016, Other, net included the non-recurring charge of $502 million related to the European Commission investigation.

Segment Information

The following summarizes operating profit by reportable segment:

	Three Months Ended March 31,
	2017	2016
Operating Profit:	(in millions)
Agricultural Equipment	$159	$90
Construction Equipment	(22)	14
Commercial Vehicles	28	38
Powertrain	74	53
Eliminations and other	(20)	(17)
Operating profit of Industrial Activities	$219	$178
Financial Services	120	130
Eliminations and other	(82)	(76)
Total Operating profit	$257	$232

The following summarizes revenues by reportable segment:

	Three Months Ended March 31,
	2017	2016
	(in millions)
Revenues:
Agricultural Equipment	$2,346	$2,124
Construction Equipment	523	536
Commercial Vehicles	2,091	2,045
Powertrain	1,002	882
Eliminations and other	(578)	(511)
Net sales of Industrial Activities	5,384	5,076
Financial Services	396	388
Eliminations and other	(99)	(92)
Total Revenues	$5,681	$5,372

9. RECEIVABLES

Financing Receivables, net

A summary of financing receivables as of March 31, 2017 and December 31, 2016 is as follows:

	March 31, 2017	December 31, 2016
	(in millions)
Retail	$9,832	$9,949
Wholesale	8,547	8,583
Other	95	130
Total	$18,474	$18,662

Past due balances of financing receivables still accruing finance income represent the total balance held (principal plus accrued interest) with any payment amounts 30 days or more past the contractual payment due date. Non-performing financing receivables represent loans for which the Company has ceased accruing finance income. These receivables are generally 120 days delinquent. Finance income for non-performing receivables is recognized on a cash basis. Accrual of finance income is resumed when the receivable becomes contractually current and collections are reasonably assured.

The aging of financing receivables as of March 31, 2017 and December 31, 2016 is as follows (in millions):

	March 31, 2017
	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
NAFTA	$29	$16	$—	$45	$6,888	$6,933	$22	$6,955
EMEA	3	4	—	7	319	326	—	326
LATAM	12	—	—	12	1,854	1,866	76	1,942
APAC	2	1	—	3	606	609	—	609
Total Retail	$46	$21	$—	$67	$9,667	$9,734	$98	$9,832
Wholesale
NAFTA	$—	$—	$—	$—	$3,579	$3,579	$21	$3,600
EMEA	43	4	—	47	3,749	3,796	20	3,816
LATAM	2	—	—	2	661	663	—	663
APAC	2	—	—	2	466	468	—	468
Total Wholesale	$47	$4	$—	$51	$8,455	$8,506	$41	$8,547

	December 31, 2016
	30-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days	Total Past Due	Current	Total Performing	Non- Performing	Total
Retail
NAFTA	$27	$—	$—	$27	$7,172	$7,199	$32	$7,231
EMEA	—	—	—	—	348	348	-	348
LATAM	14	—	—	14	1,662	1,676	73	1,749
APAC	1	-	—	1	620	621	—	621
Total Retail	$42	$-	$—	$42	$9,802	$9,844	$105	$9,949
Wholesale
NAFTA	$—	$—	$—	$—	$3,591	$3,591	$39	$3,630
EMEA	29	2	—	31	3,847	3,878	23	3,901
LATAM	-	—	—	-	594	594	2	596
APAC	2	-	6	8	448	456	-	456
Total Wholesale	$31	$2	$6	$39	$8,480	$8,519	$64	$8,583

Allowance for credit losses activity for the three months ended March 31, 2017 and 2016 is as follows:

	Three Months Ended March 31, 2017
	Retail	Wholesale	Other	Total
Opening balance	$374	$200	$—	$574
Provision	13	6	—	19
Charge-offs, net of recoveries	(19)	(2)	—	(21)
Foreign currency translation and other	3	5	—	8
Ending balance	371	209	—	580
Ending balance: Individually evaluated for impairment	179	157	—	336
Ending balance: Collectively evaluated for impairment	192	52	—	244
Receivables:
Ending balance	9,832	8,547	95	18,474
Ending balance: Individually evaluated for impairment	318	472	—	790
Ending balance: Collectively evaluated for impairment	$9,514	$8,075	$95	$17,684

	Three Months Ended March 31, 2016
	Retail	Wholesale	Other	Total
Opening balance	$394	$158	$—	$552
Provision	12	11	—	23
Charge-offs, net of recoveries	(18)	(2)	—	(20)
Foreign currency translation and other	17	9	—	26
Ending balance	405	176	—	581
Ending balance: Individually evaluated for impairment	192	130	—	322
Ending balance: Collectively evaluated for impairment	213	46	—	259
Receivables:
Ending balance	10,254	8,529	37	18,820
Ending balance: Individually evaluated for impairment	399	710	—	1,109
Ending balance: Collectively evaluated for impairment	$9,855	$7,819	$37	$17,711

Allowance for credit losses activity for the year ended December 31, 2016 is as follows:

	December 31, 2016
	Retail	Wholesale	Other	Total
Opening balance	$394	$158	$—	$552
Provision	52	60	—	112
Charge-offs, net of recoveries	(82)	(14)	—	(96)
Foreign currency translation and other	10	(4)	—	6
Ending balance	374	200	—	574
Ending balance: Individually evaluated for impairment	179	149	—	328
Ending balance: Collectively evaluated for impairment	195	51	—	246
Receivables:
Ending balance	9,949	8,583	130	18,662
Ending balance: Individually evaluated for impairment	317	491	—	808
Ending balance: Collectively evaluated for impairment	$9,632	$8,092	$130	$17,854

Financing receivables are considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms. Receivables reviewed for impairment generally include those that are either past due, have provided bankruptcy notification, or require significant collection efforts. Impaired receivables are generally classified as non-performing.

	March 31, 2017				December 31, 2016
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment	Recorded Investment	Unpaid Principal Balance	Related Allowance	Average Investment
	(in millions)
With no related allowance
Retail
NAFTA	$—	$—	$—	$—	$—	$—	$—	$—
EMEA	$96	$96	$—	$94	$90	$90	$—	$74
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
Wholesale
NAFTA	$—	$—	$—	$—	$—	$—	$—	$—
EMEA	$—	$—	$—	$—	$—	$—	$—	$—
LATAM	$—	$—	$—	$—	$—	$—	$—	$—
APAC	$—	$—	$—	$—	$—	$—	$—	$—
With an allowance recorded
Retail
NAFTA	$31	$30	$21	$31	$31	$30	$18	$31
EMEA	$165	$165	$142	$167	$171	$171	$143	$195
LATAM	$24	$24	$15	$24	$23	$23	$17	$23
APAC	$2	$2	$1	$2	$2	$2	$1	$2
Wholesale
NAFTA	$24	$24	$3	$26	$44	$43	$4	$46
EMEA	$420	$420	$137	$403	$420	$420	$131	$378
LATAM	$23	$15	$16	$22	$22	$15	$12	$18
APAC	$5	$5	$1	$5	$5	$5	$2	$18
Total
Retail	$318	$317	$179	$318	$317	$316	$179	$325
Wholesale	$472	$464	$157	$456	$491	$483	$149	$460

Troubled Debt Restructurings

A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when a lender grants a concession it would not otherwise consider to a borrower experiencing financial difficulties. As a collateral based lender, the Company typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.

TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of collateral. In determining collateral value, the Company estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third party guarantees.

As of March 31, 2017, the Company had 247 retail and finance lease contracts classified as TDRs where a court has determined the concession in NAFTA. The pre-modification value was $5 million and the post-modification value was $5 million. Additionally, the Company had 433 accounts with a balance of $21 million undergoing bankruptcy proceedings where a concession has not yet been determined. As of March 31, 2016, the Company had 276 retail and finance lease contracts classified as TDRs where a court has determined the concession in NAFTA. The pre-modification value of these contracts was $5 million and the post-modification value was $4 million. Additionally, the Company had 404 accounts with a balance of $26 million undergoing bankruptcy proceedings where a concession has not yet been determined in NAFTA. As the outcome of the bankruptcy cases is determined by a court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease contracts that were modified in a TDR during the previous 12 months ended March 31, 2017 and 2016.

As of March 31, 2017 and 2016, the Company had approximately $20 million and $75 million, respectively, in retail and finance lease receivable contracts classified as TDRs in EMEA. The primary concessions were skipped payments and extended contract maturities and, as such, the post-modification value approximated the pre-modification value. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended March 31, 2017 and 2016.

As of March 31, 2017 and 2016, the Company had approximately $20 million and $27 million, respectively, in retail and finance lease contracts classified as TDRs in LATAM. The concessions granted on these receivables were primarily skipped payments and extended contract maturities. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended March 31, 2017 and 2016.

As of March 31, 2017 and 2016, the Company’s wholesale TDR agreements were immaterial.

Transfers of Financial Assets

The Company transfers a number of its financial receivables to securitization programs or factoring transactions.

A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This special purpose entity (“SPE”) finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). SPEs utilized in securitizations differ from other entities included in the Company’s condensed consolidated financial statements because the assets they hold are legally isolated. For bankruptcy analysis purposes, the Company has sold the receivables to the SPEs in a true sale and the SPEs are separate legal entities. Upon transfer of the receivables to the SPEs, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the SPEs creditors. The SPEs have ownership of cash balances that also have restrictions for the benefit of the SPEs’ investors. The Company’s interests in the SPEs’ receivables are subordinate to the interests of third party investors. None of the receivables that are directly or indirectly sold or transferred in any of these transactions are available to pay the Company’s creditors until all obligations of the SPE have been fulfilled.

These securitization trusts were determined to be VIEs and, consequently, the Company has consolidated these trusts. In its role as servicer, the Company has the power to direct the trusts’ activities. Through its retained interests, the Company has an obligation to absorb certain losses or the right to receive certain benefits that could potentially be significant to the trusts.

No recourse provisions exist that allow holders of the asset-backed securities issued by the trusts to put those securities back to the Company although the Company provides customary representations and warranties that could give rise to an obligation to repurchase from the trusts any receivables for which there is a breach of the representations and warranties. Moreover, the Company does not guarantee any securities issued by the trusts. The trusts have a limited life and generally terminate upon final distribution of amounts owed to investors or upon exercise of a cleanup-call option by the Company, in its role as servicer.

Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not qualify for the derecognition of the assets since the risks and rewards connected with collection are not substantially transferred, and, accordingly, the Company continues to recognize the receivables transferred by this means in its balance sheet and a financial liability of the same amount under asset-backed financing.

At March 31, 2017 and December 31, 2016, the carrying amount of such restricted assets included in financing receivables above are the following (in millions):

	Restricted Receivables
	March 31, 2017	December 31, 2016
Retail note and finance lease receivables	$6,872	$7,140
Wholesale receivables	6,359	6,445
Total	$13,231	$13,585

10. INVENTORIES

Inventories as of March 31, 2017 and December 31, 2016 consist of the following:

	March 31, 2017	December 31, 2016
	(in millions)
Raw materials	$1,453	$1,185
Work-in-process	725	757
Finished goods	4,292	3,667
Total inventories	$6,470	$5,609

11. INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES AND AFFILIATES

A summary of investments in unconsolidated subsidiaries and affiliates as of March 31, 2017 and December 31, 2016 is as follows:

	March 31, 2017	December 31, 2016
	(in millions)
Equity method	$480	$479
Cost method	8	8
Total	$488	$487

12. GOODWILL AND OTHER INTANGIBLES

Changes in the carrying amount of goodwill for the three months ended March 31, 2017 are as follows:

	Agricultural Equipment	Construction Equipment	Commercial Vehicles	Powertrain	Financial Services	Total
	(in millions)
Balance at January 1, 2017	$1,648	$588	$55	$5	$153	$2,449
Impact of foreign exchange	(2)	4	—	—	1	3
Balance at March 31, 2017	$1,646	$592	$55	$5	$154	$2,452

As of March 31, 2017 and December 31, 2016, the Company’s other intangible assets and related accumulated amortization consisted of the following:

		March 31, 2017			December 31, 2016
	Weighted Avg. Life	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(in millions)
Other intangible assets subject to amortization:
Dealer networks	15	$304	$165	$139	$316	$168	$148
Patents, concessions and licenses and other	5-25	1,690	1,323	367	1,649	1,284	365
		1,994	1,488	506	1,965	1,452	513
Other intangible assets not subject to amortization:
Trademarks		273	—	273	274	—	274
Total Other intangible assets		$2,267	$1,488	$779	$2,239	$1,452	$787
CNH Industrial recorded amortization expense of $27 million and $25 million for the three months ended March 31, 2017 and 2016, respectively.

13. OTHER LIABILITIES

A summary of “Other liabilities” as of March 31, 2017 and December 31, 2016 is as follows:

	March 31, 2017	December 31, 2016
	(in millions)
Advances on buy-back agreements	$2,505	$2,429
Warranty and campaign programs	955	940
Marketing and sales incentive programs	1,190	1,182
Tax payables	579	714
Accrued expenses and deferred income	562	634
Accrued employee benefits	554	633
Legal reserves and other provisions	334	355
Contract reserve	406	407
Restructuring reserve	33	30
Other	780	681
Total	$7,898	$8,005

Warranty and Campaign Program

CNH Industrial pays for basic warranty and other service action costs. A summary of recorded activity for the three months ended March 31, 2017 and 2016 for the basic warranty and accruals for campaign programs are as follows:

	Three Months Ended March 31,
	2017	2016
	(in millions)
Balance at beginning of period	$940	$908
Current year additions	175	168
Claims paid	(162)	(159)
Currency translation adjustment and other	2	34
Balance at March 31	$955	$951

Restructuring Provision

The Company incurred restructuring expenses of $12 million and $15 million during the three months ended March 31, 2017 and 2016, respectively. The expenses during the three months ended March 31, 2017 were primarily attributable to actions within Agricultural Equipment, Commercial Vehicles and Construction Equipment as part of the Company’s efficiency program launched in 2014.

14. COMMITMENTS AND CONTINGENCIES

As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues, and environmental claims that arise in the ordinary course of business. The most significant of these matters are described below.

The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require the Company to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that such a loss has been incurred and the amount can be reasonably estimated, an accrual has been made against the Company’s earnings and included in “Other liabilities” on the condensed consolidated balance sheets.

Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, the Company believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its condensed consolidated financial statements.

Environmental

Pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), which imposes strict and, under certain circumstances, joint and several liability for remediation and liability for natural resource damages, and other federal and state laws that impose similar liabilities, CNH Industrial has received inquiries for information or notices of its potential liability regarding 65 non-owned U.S. sites at which regulated materials allegedly generated by CNH Industrial were released or disposed (“Waste Sites”). Of the Waste Sites, 15 are on the National Priority List (“NPL”) promulgated pursuant to CERCLA. For 59 of the Waste Sites, the monetary amount or extent of the Company’s liability has either been resolved, it has not been named as a potentially responsible party (“PRP”), or its liability is likely de minimis.

Because estimates of remediation costs are subject to revision as more information becomes available about the extent and cost of remediation and because settlement agreements can be reopened under certain circumstances, the Company’s potential liability for remediation costs associated with the 65 Waste Sites could change. Moreover, because liability under CERCLA and similar laws can be joint and several, CNH Industrial could be required to pay amounts in excess of its pro rata share of remediation costs. However, when appropriate, the financial strength of other PRPs has been considered in the determination of the Company’s potential liability. CNH Industrial believes that the costs associated with the Waste Sites will not have a material effect on the Company’s business, financial position, or results of operations.

The Company is conducting environmental investigatory or remedial activities at certain properties that are currently or were formerly owned and/or operated or that are being decommissioned. The Company believes that the outcome of these activities will not have a material adverse effect on its business, financial position, or results of operations.

The actual costs for environmental matters could differ materially from those costs currently anticipated due to the nature of historical handling and disposal of hazardous substances typical of manufacturing and related operations, the discovery of currently unknown conditions, and as a result of more aggressive enforcement by regulatory authorities and changes in existing laws and regulations. As in the past, CNH Industrial plans to continue funding its costs of environmental compliance from operating cash flows.

Investigation, analysis, and remediation of environmental sites is a time consuming activity. The Company expects such costs to be incurred and claims to be resolved over an extended period of time that could exceed 30 years for some sites. As of March 31, 2017 and December 31, 2016, environmental reserves of approximately $35 million were established to address these specific estimated potential liabilities. Such reserves are undiscounted and do not include anticipated recoveries, if any, from insurance companies. After considering these reserves, management is of the opinion that the outcome of these matters will not have a material adverse effect on the Company’s financial position or results of operations.

Other Litigation and Investigation

European Commission settlement: Since January 2011, Iveco, the Company’s wholly owned subsidiary, and its competitors have been subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to medium and heavy trucks.

 In the first quarter of 2016, CNH Industrial recorded a non-recurring non-tax deductible charge of €450 million ($502 million) in relation to the investigation and related matters. On July 19, 2016, the Commission announced a settlement with Iveco under which the Commission imposed a fine of €495 million (equivalent to $543 million at payment date). As a result of this settlement, the Company recorded an additional non-tax deductible charge of €45 million ($49 million) in the second quarter of 2016. The fine was paid by the Company on October 20, 2016. Following this settlement, the Company has been named as defendant in private litigation commenced in Israel, Ireland and Germany that remains at an early stage and the Company expects to face further claims in various jurisdictions; the extent and outcome of which cannot be predicted at this time.

Guarantees

CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees to non-consolidated affiliates as of March 31, 2017 and December 31, 2016 totaling of $341 million and $291 million, respectively.

Other Contingencies

CNH Industrial is successor to Fiat Industrial, a company formed as a result of the demerger of Fiat S.p.A. (which, effective October 12, 2014, was merged into Fiat Chrysler Automobiles N.V., “FCA”) in favor of Fiat Industrial (the “Demerger”). As such, CNH Industrial continues to be liable jointly with FCA for the liabilities of FCA that arose prior to the effective date of the Demerger (January 1, 2011) and were still outstanding at that date (the “Liabilities”). This statutory provision is limited to the value of the net assets transferred to Fiat Industrial in the Demerger and survives until the Liabilities are satisfied in full. Furthermore, CNH Industrial may be responsible jointly with FCA in relation to tax liabilities, even if such tax liabilities exceed the value of the net assets transferred to Fiat Industrial in the Demerger. At March 31, 2017, the outstanding Liabilities amounted to approximately €1.2 billion ($1.3 billion) of which €1.1 billion ($1.1 billion) consisted of bonds due June 2017 guaranteed by FCA. CNH Industrial believes the risk of FCA’s insolvency is extremely remote, and therefore, no specific provision has been accrued in respect of the above mentioned potential joint liability.

15. FINANCIAL INSTRUMENTS

The Company may elect to measure financial instruments and certain other items at fair value. This fair value option would be applied on an instrument-by-instrument basis with changes in fair value reported in earnings. The election can be made at the acquisition of an eligible financial asset, financial liability, or firm commitment or, when certain specified reconsideration events occur. The fair value election may not be revoked once made. The Company has not elected the fair value measurement option for eligible items.

Fair-Value Hierarchy

The hierarchy of valuation techniques for financial instruments is based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair-value hierarchy:

Level 1—Quoted prices for identical instruments in active markets.

Level 2—Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3—Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

This hierarchy requires the use of observable market data when available.

Determination of Fair Value

When available, the Company uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a market price is not available, the Company will make use of observable market based inputs to calculate fair value, in which case the items are classified in Level 2.

If quoted or observable market prices are not available, fair value is based upon internally developed valuation techniques that use, where possible, current market-based or independently sourced market parameters such as interest rates, currency rates, or yield curves. Items valued using such internally generated valuation techniques are classified according to the lowest level input or value driver that is significant to the valuation. Thus, an item may be classified in Level 3 even though there may be some significant inputs that are readily observable.

The following section describes the valuation methodologies used by the Company to measure various financial instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is generally classified. Where appropriate, the description includes details of the valuation models, and the key inputs to those models, as well as any significant assumptions.

Derivatives

CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or issue derivative or other financial instruments for speculative purposes. The credit and market risk for interest rate hedges is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 or 3 in the fair value hierarchy. The cash flows underlying all derivative contracts were recorded in operating activities in the condensed consolidated statements of cash flows.

Foreign Exchange Contracts

CNH Industrial has entered into foreign exchange forward contracts, swaps, and options in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income (loss) and recognized in earnings when the related transaction occurs. Ineffectiveness related to these hedge relationships is recognized currently in the condensed consolidated statements of operations in the line “Other, net” and was not significant for all periods presented. The maturity of these instruments does not exceed 18 months and the after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in net sales and cost of goods sold over the next twelve months assuming foreign exchange rates remain unchanged is approximately $(89) million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income (loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.

CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Other, net” and are expected to offset the foreign exchange gains or losses on the exposures being managed.

All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $6.6 billion and $7.0 billion at March 31, 2017 and December 31, 2016, respectively.

Interest Rate Derivatives

CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by the Company to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in accumulated other comprehensive income (loss) and recognized in interest expense over the period in which CNH Industrial recognizes interest expense on the related debt. Any ineffectiveness is recorded in “Other, net” in the condensed consolidated statements of operations and was insignificant for all periods presented. The maximum length of time over which CNH Industrial is hedging its interest rate exposure through the use of derivative instruments designated in cash flow hedge relationships is 20 months. The after-tax gains (losses) deferred in accumulated other comprehensive income (loss) that will be recognized in interest expense over the next twelve months is approximately $(1) million.

Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the risk of reductions in the fair value of existing fixed rate bonds and medium-term notes due to increases in LIBOR based interest rates. Gains and losses on these instruments are recorded in “Interest expense” in the period in which they occur and an offsetting gain or loss is also reflected in “Interest expense” based on changes in the fair value of the debt instrument being hedged due to changes in LIBOR based interest rates. Ineffectiveness was insignificant for the three months ended March 31, 2017 and 2016.

CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. These facilities require CNH Industrial to enter into interest rate derivatives. To ensure that these transactions do not result in the Company being exposed to this risk, CNH Industrial enters into a compensating position. Net gains and losses on these instruments were insignificant for the three months ended March 31, 2017 and 2016.

All of CNH Industrial’s interest rate derivatives outstanding as of March 31, 2017 and December 31, 2016 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $4.5 billion and $4.3 billion at March 31, 2017 and December 31, 2016, respectively.

Financial Statement Impact of CNH Industrial Derivatives

The fair values of CNH Industrial’s derivatives as of March 31, 2017 and December 31, 2016 in the condensed consolidated balance sheets are recorded as follows:

	March 31, 2017	December 31, 2016
	(in millions)
Derivatives Designated as Hedging Instruments:
Assets:
Foreign exchange contracts:	$29	$47
Interest rate derivatives:	18	15
Total Assets	$47	$62
Liabilities:
Foreign exchange contracts:	$(105)	$(105)
Interest rate derivatives:	(18)	(17)
Total Liabilities	$(123)	$(122)
Derivatives Not Designated as Hedging Instruments:
Assets:
Foreign exchange contracts:	$19	$31
Interest rate derivatives:	4	2
Total Assets	$23	$33
Liabilities:
Foreign exchange contracts:	$(81)	$(116)
Interest rate derivatives:	(3)	(11)
Total Liabilities	$(84)	$(127)

Pre-tax gains (losses) on the condensed consolidated statements of operations related to CNH Industrial’s derivatives for the three months ended March 31, 2017 and 2016 are recorded in the following accounts:

	Three Months Ended March 31,
	2017	2016
	(in millions)
Fair Value Hedges
Interest rate derivatives—Interest expense	$(4)	$4
Gains/(losses) on hedged items—Interest expense	$4	$(4)
Cash Flow Hedges
Recognized in accumulated other comprehensive income (effective portion):
Foreign exchange contracts—accumulated other comprehensive income	$(71)	$26
Interest rate derivatives—accumulated other comprehensive income	$35	$(1)
Reclassified from accumulated other comprehensive income (effective portion):
Foreign exchange contracts—Net sales	$(1)	$7
Foreign exchange contracts—Cost of goods sold	$(14)	$6
Foreign exchange contracts—Other, net	$(3)	$2
Interest rate derivatives—Interest expense	$(1)	$(1)
Not Designated as Hedges
Foreign exchange contracts—Other, net	$(47)	$(17)

Items Measured at Fair Value on a Recurring Basis

The following tables present for each of the fair-value hierarchy levels the Company’s assets and liabilities that are measured at fair value on a recurring basis at March 31, 2017 and December 31, 2016:

	Level 1		Level 2		Total
	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
	(in millions)
Assets
Foreign exchange derivatives	$—	$—	$48	$78	$48	$78
Interest rate derivatives	—	—	22	17	22	17
Cross currency swaps	—	—	—	-	—	-
Available for sale securities	1	1	—	—	1	1
Total Assets	$1	$1	$70	$95	$71	$96
Liabilities
Foreign exchange derivatives	$—	$—	$(186)	$(221)	$(186)	$(221)
Interest rate derivatives	—	—	(21)	(28)	(21)	(28)
Total Liabilities	$—	$—	$(207)	$(249)	$(207)	$(249)

Fair Value of Other Financial Instruments

The carrying value of cash and cash equivalents, restricted cash, trade accounts receivable and accounts payable included in the condensed consolidated balance sheets approximates its fair value.

Financial Instruments Not Carried at Fair Value

The estimated fair market values of financial instruments not carried at fair value in the condensed consolidated balance sheets as of March 31, 2017 and December 31, 2016 are as follows:

	March 31, 2017		December 31, 2016
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in millions)
Financing receivables	$18,474	$18,351	$18,662	$18,554
Debt	$24,500	$24,595	$25,276	$25,372

Financing Receivables

The fair value of financing receivables is based on the discounted values of their related cash flows at current market interest rates and they are classified as a Level 3 fair value measurement.

Debt

All debt is classified as a Level 2 fair value measurement with the exception of bonds issued by CNH Industrial Finance Europe S.A. and bonds issued by CNH Industrial N.V. which are classified as a Level 1 fair value measurement.

16. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The Company’s share of comprehensive income (loss) includes net income plus other comprehensive income, which includes changes in fair value of certain derivatives designated as cash flow hedges, certain changes in pension and other retirement benefit plans, foreign currency translations gains and losses, changes in the fair value of available-for-sale securities, the Company’s share of other comprehensive income (loss) of entities accounted for using the equity method, and reclassifications for amounts included in net income (loss) less net income (loss) and other comprehensive income (loss) attributable to the noncontrolling interest. For more information on derivative instruments, see “Note 15: Financial Instruments”. For more information on pensions and retirement benefit obligations, see “Note 6: Employee Benefit Plans and Postretirement Benefits”. The Company’s other comprehensive income (loss) amounts are aggregated within accumulated other comprehensive income (loss). The tax effect for each component of other comprehensive income (loss) consisted of the following (in millions):

Three Months Ended March 31, 2017	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$(18)	$13	$(5)
Changes in retirement plans’ funded status	19	(5)	14
Foreign currency translation	26	—	26
Share of other comprehensive loss of entities using the equity method	8	—	8
Other comprehensive income (loss)	$35	$8	$43

Three Months Ended March 31, 2016	Gross Amount	Income Taxes	Net Amount
Unrealized gain (loss) on cash flow hedges	$11	$1	$12
Changes in retirement plans’ funded status	20	(7)	13
Foreign currency translation	17	—	17
Share of other comprehensive loss of entities using the equity method	13	—	13
Other comprehensive income (loss)	$61	$(6)	$55

The changes, net of tax, in each component of accumulated other comprehensive income (loss) consisted of the following (in millions):

	Unrealized Gain (Loss) on Cash Flow Hedges	Change in Retirement Plans’ Funded Status	Foreign Currency Translation	Share of Other Comprehensive Income (Loss) of Entities Using the Equity Method	Total
Balance, January 1, 2016	$3	$(947)	$(806)	$(113)	$(1,863)
Other comprehensive income (loss), before reclassifications	23	(7)	14	13	43
Amounts reclassified from other comprehensive income	(11)	20	—	—	9
Other comprehensive income (loss) *	12	13	14	13	52
Balance, March 31, 2016	$15	$(934)	$(792)	$(100)	$(1,811)

Balance, January 1, 2017	$(88)	$(1,036)	$(490)	$(153)	$(1,767)
Other comprehensive income (loss), before reclassifications	(23)	(3)	26	9	9
Amounts reclassified from other comprehensive income (loss)	18	17	—	—	35
Other comprehensive income (loss) *	(5)	14	26	9	44
Balance, March 31, 2017	$(93)	$(1,022)	$(464)	$(144)	(1,723)
(*)

Excluded from the table above is other comprehensive income (loss) allocated to noncontrolling interests of $(1) million and $3 million for the three months ended March 31, 2017 and 2016, respectively.

Significant amounts reclassified out of each component of accumulated other comprehensive income (loss) in the three months ended March 31, 2017 and 2016 consisted of the following:

	Amounts Reclassified from Other Comprehensive Income (Loss)		Consolidated Statement of Operations Line
	Three Months Ended March 31,
	2017	2016
	(in millions)
Cash flow hedges	$1	$(7)	Net sales
	14	(6)	Cost of goods sold
	3	(2)	Other, net
	1	1	Interest expense
	(1)	3	Income taxes
	$18	$(11)
Change in retirement plans’ funded status:
Amortization of actuarial losses	$24	$24	*
Amortization of prior service cost	(1)	(1)	*
	(6)	(3)	Income taxes
	$17	$20
Total reclassifications, net of tax	$35	$9
(*)	These amounts are included in net periodic pension and other postretirement benefit cost. See “Note 6: Employee Benefit Plans and Postretirement Benefits” for additional information.

17. RELATED PARTY INFORMATION

CNH Industrial’s related parties are primarily EXOR N.V. and the companies that EXOR N.V. controls or has significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”). As of March 31, 2017, EXOR N.V. held 41.7% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares beneficially owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of March 31, 2017. In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries and affiliates over which CNH Industrial has a significant influence or jointly controls.

The Company’s Audit Committee reviews and evaluates all significant related party transactions.

Transactions with EXOR N.V. and its Subsidiaries and Affiliates

EXOR N.V. is a major investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the three months ended March 31, 2017 and 2016.

In connection with the Demerger, Fiat (now known as FCA) and Fiat Industrial (now known as CNH Industrial) entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and FCA provide services (such as purchasing, tax, accounting and other back office services, security and training) to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. FCA subsidiaries provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.

Additionally, CNH Industrial sells engines and light commercial vehicles to and purchases engine blocks and other components from FCA subsidiaries.

These transactions with FCA are reflected in the Company’s condensed consolidated financial statements as follows:

	Three Months Ended March 31,
	2017	2016
	(in millions)
Net sales	$172	$189
Cost of goods sold	$112	$113
Selling, general and administrative expenses	$35	$36

	March 31, 2017	December 31, 2016
	(in millions)
Trade receivables	$8	$11
Trade payables	$101	$105

Transactions with Unconsolidated Subsidiaries and Affiliates

CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to unconsolidated subsidiaries and affiliates such as IVECO—OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from unconsolidated subsidiaries and affiliates, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions primarily affected revenues, finance and interest income, cost of goods sold, trade receivables and payables and are presented as follows:

	Three Months Ended March 31,
	2017	2016
	(in millions)
Net sales	$230	$177
Cost of goods sold	$86	$102

	March 31, 2017	December 31, 2016
	(in millions)
Trade receivables	$141	$113
Trade payables	$103	$108

At March 31, 2017 and December 31, 2016, CNH Industrial had pledged guarantees on commitments of its joint venture for an amount of $235 million and $187 million, respectively, mainly related to IVECO—OTO MELARA Società Consortile a responsabilità limitata.

18. SUPPLEMENTAL INFORMATION

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH Industrial. This supplemental information does not purport to represent the operations of each group as if each group were to operate on a standalone basis. For example, Industrial Activities presents the cost of “interest free” periods for wholesale receivables as Interest Compensation to Financial Services, and not as a reduction of sales in their statements of operations. This supplemental data is as follows:

Industrial Activities—The financial information captioned “Industrial Activities” reflects the consolidation of all majority-owned subsidiaries except for Financial Services. Financial Services has been included using the equity method of accounting whereby the net income and net assets of Financial Services are reflected, respectively, in “Equity in income of unconsolidated subsidiaries and affiliates” in the accompanying condensed consolidated statements of operations, and in “Investment in Financial Services” in the accompanying condensed consolidated balance sheets.

Financial Services—The financial information captioned “Financial Services” reflects the consolidation or combination of Financial Services business.

Transactions between the “Industrial Activities” and “Financial Services” have been eliminated to arrive at the consolidated financial statements.

	Statement of Operations
	Industrial Activities		Financial Services
	Three Months Ended March 31,		Three Months Ended March 31,
	2017	2016	2017	2016
	(in millions)
Revenues
Net sales	$5,384	$5,076	$—	$—
Finance and interest income	36	31	396	388
Total Revenues	$5,420	$5,107	$396	$388
Costs and Expenses
Cost of goods sold	$4,497	$4,238	$—	$—
Selling, general and administrative expenses	477	477	65	69
Research and development expenses	191	183	—	—
Restructuring expenses	11	15	1	—
Interest expense	139	150	131	126
Interest compensation to Financial Services	82	76	—	—
Other, net	63	565	80	66
Total Costs and Expenses	5,460	5,704	277	261
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	(40)	(597)	119	127
Income tax (expense) benefit	(10)	6	(38)	(46)
Equity in income of unconsolidated subsidiaries and affiliates	12	(9)	6	6
Results from intersegment investments	87	87	—	—
Net income (loss)	$49	$(513)	$87	$87

	Balance Sheets
	Industrial Activities		Financial Services
	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
	(in millions)
ASSETS
Cash and cash equivalents	$3,557	$4,649	$367	$368
Restricted cash	—	—	743	837
Trade receivables	530	596	55	58
Financing receivables	1,794	1,592	19,276	19,546
Inventories, net	6,266	5,396	204	213
Property, plant and equipment, net	6,481	6,395	3	2
Investments in unconsolidated subsidiaries and affiliates	2,895	2,886	162	153
Equipment under operating leases	20	17	1,877	1,890
Goodwill	2,298	2,296	154	153
Other intangible assets, net	766	772	13	15
Deferred tax assets	1,101	1,060	198	188
Derivative assets	68	98	8	8
Other assets	1,646	1,505	346	382
Total Assets	$27,422	$27,262	$23,406	$23,813
LIABILITIES AND EQUITY
Debt	$7,393	$7,691	$19,711	$20,061
Trade payables	5,374	5,042	120	180
Deferred tax liabilities	103	84	306	310
Pension, postretirement and other postemployment benefits	2,267	2,256	26	20
Derivative liabilities	197	239	16	21
Other liabilities	7,519	7,478	658	669
Total Liabilities	$22,853	$22,790	$20,837	$21,261
Equity	4,547	4,451	2,569	2,552
Redeemable noncontrolling interest	22	21	—	—
Total Liabilities and Equity	$27,422	$27,262	$23,406	$23,813

	Statements of Cash Flows
	Industrial Activities		Financial Services
	Three Months Ended March 31,		Three Months Ended March 31,
	2017	2016	2017	2016
	(in millions)
Operating activities:
Net income (loss)	$49	$(513)	$87	$87
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense, net of assets under operating leases and assets sold under buy-back commitments	176	176	1	1
Depreciation and amortization expense of assets under operating leases and assets sold under buy-back commitments	74	72	65	61
Loss from disposal of assets	4	1	—	—
Undistributed income (loss) of unconsolidated subsidiaries	31	37	(6)	(7)
Other non-cash items	18	26	24	29
Changes in operating assets and liabilities:
Provisions	(66)	359	(6)	(2)
Deferred income taxes	(16)	39	(10)	59
Trade and financing receivables related to sales, net	72	(33)	133	341
Inventories, net	(770)	(684)	10	(20)
Trade payables	254	174	(60)	(55)
Other assets and liabilities	(158)	(134)	24	52
Net cash provided by (used in) operating activities	(332)	(480)	262	546
Investing activities:
Additions to retail receivables	—	—	(846)	(858)
Collections of retail receivables	—	—	1,050	1,172
Proceeds from sale of assets, net of assets sold under operating leases and assets sold under buy-back commitments	2	2	—	—
Proceeds from sale of assets under operating leases and assets sold under buy-back commitments	71	76	117	78
Expenditures for property, plant and equipment and intangible assets, net of assets under operating leases and sold under buy-back commitments	(74)	(80)	—	(1)
Expenditures for assets under operating leases and assets sold under buy-back commitments	(229)	(143)	(164)	(157)
Other	(494)	(39)	523	60
Net cash provided by (used in) investing activities	(724)	(184)	680	294
Financing activities:
Proceeds from long-term debt	120	146	2,731	1,689
Payments of long-term debt	(238)	(416)	(3,631)	(2,574)
Net increase (decrease) in other financial liabilities	14	(71)	57	(38)
Dividends paid	(1)	(2)	(104)	(75)
Other	—	(49)	—	-
Net cash used in financing activities	(105)	(392)	(947)	(998)
Effect of foreign exchange rate changes on cash and cash equivalents	69	111	4	30
Decrease in cash and cash equivalents	(1,092)	(945)	(1)	(128)
Cash and cash equivalents, beginning of year	4,649	4,551	368	833
Cash and cash equivalents, end of period	$3,557	$3,606	$367	$705

19. SUPPLEMENTAL CONDENSED CONSOLIDATING FINANCIAL INFORMATION

CNH Industrial and certain 100% owned subsidiaries of CNH Industrial (the “Guarantor Subsidiaries”) guarantee the 7.875% Senior Notes issued by Case New Holland Industrial Inc. (formerly known as Case New Holland Inc.) in 2010. As the guarantees are fully unconditional, irrevocable, and joint and several with all other guarantees and as the Guarantor Subsidiaries are all 100% owned by CNH Industrial, the Company has included the following condensed consolidating financial information as of March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016. The condensed consolidating financial information reflects investments in consolidated subsidiaries on the equity method of accounting. The goodwill and other intangible assets are allocated to reporting units and are primarily reported by the Guarantor Subsidiaries, except for the portion related to Financial Services, which is reported by All Other Subsidiaries. It is not practicable to allocate goodwill and other intangibles to the individual Guarantor Subsidiaries and All Other Subsidiaries.

	Condensed Statements of Operations for the Three Months Ended March 31, 2017
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total Revenues	$325	$2	$2,205	$4,692	$(1,543)	$5,681
Cost and Expenses:
Cost of goods sold	265	—	1,848	3,738	(1,354)	4,497
Selling, general and administrative expenses	13	—	132	397	—	542
Research and development expenses	1	—	69	121	—	191
Restructuring expenses	—	—	6	6	—	12
Interest expense	43	63	32	220	(139)	219
Interest compensation to Financial Services	2	—	48	—	(50)	—
Other, net	26	1	35	79	—	141
Total Costs and Expenses	350	64	2,170	4,561	(1,543)	5,602
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(25)	(62)	35	131	—	79
Income tax (expense) benefit	(4)	22	(4)	(62)	—	(48)
Equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	75	42	61	51	(211)	18
Net income (loss)	46	2	92	120	(211)	49
Net income (loss) attributable to noncontrolling interests	—	—	—	3	—	3
Net income (loss) attributable to owners of the parent	$46	$2	$92	$117	$(211)	$46

	Condensed Statements of Comprehensive Income for the Three Months Ended March 31, 2017
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	90	20	148	65	(231)	$92
Comprehensive income (loss) attributable to noncontrolling interests	—	—	—	2	—	2
Comprehensive income (loss) attributable to parent	$90	$20	$148	$63	$(231)	$90

	Condensed Balance Sheets as of March 31, 2017
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$2	$—	$157	$3,765	$—	$3,924
Deposits in subsidiaries’ cash management pools	203	—	2,989	—	(3,192)	—
Receivables	753	902	5,966	26,883	(15,470)	19,034
Inventories, net	96	—	1,512	4,862	—	6,470
Property, plant and equipment, net	74	—	982	5,428	—	6,484
Equipment on operating leases	5	—	—	1,892	—	1,897
Investments in unconsolidated subsidiaries and affiliates	266	—	—	222	—	488
Investments in consolidated subsidiaries	9,953	7,723	1,748	953	(20,377)	—
Goodwill and intangibles	10	—	2,765	456	—	3,231
Other	240	109	1,195	2,258	(295)	3,507
Total Assets	$11,602	$8,734	$17,314	$46,719	$(39,334)	$45,035
Liabilities and Equity:
Debt	$6,212	$5,435	$2,309	$27,236	$(16,692)	$24,500
Trade payables	230	—	2,041	5,169	(1,971)	5,469
Other liabilities	619	(56)	3,142	7,107	(293)	10,519
Total Equity	4,541	3,355	9,822	7,207	(20,378)	4,547
Total Liabilities and Equity	$11,602	$8,734	$17,314	$46,719	$(39,334)	$45,035

	Condensed Statements of Cash Flow for the Three Months Ended March 31, 2017
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$46	$2	$92	$120	$(211)	$49
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	3	—	49	264	—	316
Other, net	50	(55)	(174)	(466)	106	(539)
Net cash provided by (used in) operating activities	99	(53)	(33)	(82)	(105)	(174)
Investing Activities:
Expenditures for property, plant and equipment, equipment on operating leases, equipment sold under a buy-back commitment and intangible assets	(2)	—	(14)	(451)	—	(467)
Net collections from retail receivables and related securitizations	—	—	—	204	—	204
Withdrawals from subsidiaries’ cash management pools	(42)	—	478	—	(436)	—
Other, net	(42)	45	(462)	(138)	816	219
Net cash provided by (used in) investing activities	(86)	45	2	(385)	380	(44)
Financing Activities:
Net increase (decrease) in indebtedness	(15)	10	—	(942)	—	(947)
Dividends paid	—	—	—	(106)	105	(1)
Other, net	—	(3)	(4)	371	(364)	—
Net cash provided by (used in) financing activities	(15)	7	(4)	(677)	(259)	(948)
Effect of foreign exchange rate changes on cash and cash equivalents	3	1	22	63	(16)	73
Increase (decrease) in cash and cash equivalents	1	—	(13)	(1,081)	—	(1,093)
Cash and cash equivalents, beginning of year	1	—	170	4,846	—	5,017
Cash and cash equivalents, end of period	$2	$—	$157	$3,765	$—	$3,924

	Condensed Statements of Operations for the Three Months Ended March 31, 2016
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Total Revenues	$324	$2	$2,097	$4,330	$(1,381)	$5,372
Cost and Expenses:
Cost of goods sold	279	—	1,784	3,397	(1,222)	4,238
Selling, general and administrative expenses	28	—	125	393	—	546
Research and development expenses	(2)	—	65	120	—	183
Restructuring expenses	5	—	(8)	18	—	15
Interest expense	29	63	28	220	(110)	230
Interest compensation to Financial Services	3	—	46	—	(49)	—
Other, net	35	2	16	577	—	630
Total Costs and Expenses	377	65	2,056	4,725	(1,381)	5,842
Income (loss) before income taxes and equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(53)	(63)	41	(395)	—	(470)
Income tax (expense) benefit	1	23	2	(66)	—	(40)
Equity in income of unconsolidated affiliates and consolidated subsidiaries accounted for under the equity method	(461)	28	75	65	290	(3)
Net income (loss)	(513)	(12)	118	(396)	290	(513)
Net loss attributable to noncontrolling interests	—	—	—	(1)	—	(1)
Net income (loss) attributable to owners of the parent	$(513)	$(12)	$118	$(395)	$290	$(512)

	Condensed Statements of Comprehensive Income for the Three Months Ended March 31, 2016
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Comprehensive income (loss)	$(460)	$52	$254	$(201)	$(103)	$(458)
Comprehensive income attributable to noncontrolling interests	—	—	—	2	—	2
Comprehensive income (loss) attributable to parent	$(460)	$52	$254	$(203)	$(103)	$(460)

	Condensed Balance Sheets as of December 31, 2016
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Assets:
Cash and cash equivalents	$1	$—	$170	$4,846	$—	$5,017
Deposits in subsidiaries’ cash management pools	159	—	3,455	—	(3,614)	—
Receivables	757	856	5,581	26,822	(14,731)	19,285
Inventories, net	83	—	1,270	4,256	—	5,609
Property, plant and equipment, net	74	—	997	5,326	—	6,397
Equipment on operating leases	3	—	—	1,904	—	1,907
Investments in unconsolidated subsidiaries and affiliates	244	—	—	243	—	487
Investments in consolidated subsidiaries	9,537	7,666	1,641	890	(19,734)	—
Goodwill and intangibles	11	—	2,768	457	—	3,236
Other	232	137	1,225	2,283	(268)	3,609
Total Assets	$11,101	$8,659	$17,107	$47,027	$(38,347)	$45,547
Liabilities and Equity:
Debt	$5,918	$5,378	$2,404	$28,201	$(16,625)	$25,276
Trade payables	168	-	1,777	4,978	(1,738)	5,185
Other liabilities	571	(56)	3,241	7,130	(251)	10,635
Total Equity	4,444	3,337	9,685	6,718	(19,733)	4,451
Total Liabilities and Equity	$11,101	$8,659	$17,107	$47,027	$(38,347)	$45,547

	Condensed Statements of Cash Flow for the Three Months Ended March 31, 2016
	CNH Industrial N.V.	Case New Holland Industrial Inc.	Guarantor Subsidiaries	All Other Subsidiaries	Eliminations	Consolidated
	(in millions)
Operating Activities:
Net income (loss)	$(513)	$(12)	$118	$(396)	$290	$(513)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	3	—	53	254	—	310
Other, net	509	15	(374)	417	(373)	194
Net cash provided by (used in) operating activities	(1)	3	(203)	275	(83)	(9)
Investing Activities:
Expenditures for property, plant and equipment, equipment on operating leases, equipment sold under a buy-back commitment and intangible assets	(3)	—	(18)	(360)	—	(381)
Net collections from retail receivables and related securitizations	—	—	—	314	—	314
Withdrawals from subsidiaries’ cash management pools	(26)	—	1,331	—	(1,305)	—
Other, net	(22)	(44)	(866)	(207)	1,316	177
Net cash provided by (used in) investing activities	(51)	(44)	447	(253)	11	110
Financing Activities:
Net increase (decrease) in indebtedness	55	40	(263)	(1,096)	—	(1,264)
Dividends paid	—	-	-	(85)	83	(2)
Other, net	3	1	3	(45)	(11)	(49)
Net cash provided by (used in) financing activities	58	41	(260)	(1,226)	72	(1,315)
Effect of foreign exchange rate changes on cash and cash equivalents	(8)	—	5	144	—	141
Decrease in cash and cash equivalents	(2)	—	(11)	(1,060)	—	(1,073)
Cash and cash equivalents, beginning of year	3	—	144	5,237	—	5,384
Cash and cash equivalents, end of period	$1	$—	$133	$4,177	$—	$4,311

20. SUBSEQUENT EVENTS

At the Annual General Meeting of shareholders held on April 14, 2017, the Company’s shareholders approved a dividend of €0.11 per common share. Shareholders who held common shares traded on the New York Stock Exchange on April 26, 2017, the U.S. record date, received the dividend in U.S. dollars in the amount of $0.118195 per common share, translated at the exchange rate reported by the European Central Bank on April 20, 2017. The dividend in the amount of $161 million (€150 million) was paid on May 2, 2017.

On April 14, 2017, CNH Industrial’s shareholders renewed the grant of authority to the Board of Directors to repurchase up to a maximum of 10% of CNH Industrial’s issued common shares as of the date of the AGM. The authorization, which is valid for a period of 18 months from April 14, 2017 up to and including October 13, 2018, provides for the repurchase of CNH Industrial’s common shares in accordance with applicable laws and regulations.

In April 2017, CNH Industrial Capital LLC issued $500 million in principal of notes at an annual fixed rate of 4.375% due in 2022.

On April 27, 2017, CNH Industrial announced the early redemption of all of the outstanding $636 million in principal amount of Case New Holland Industrial Inc. 7.875% Senior Notes due 2017.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

CNH Industrial N.V. (“CNH Industrial” or the “Company”) is incorporated in, and under the laws of, the Netherlands. Unless otherwise indicated or the context otherwise requires, the terms “CNH Industrial” and the “Company” refer to CNH Industrial and its consolidated subsidiaries.

The Company has five reportable segments reflecting the five businesses directly managed by CNH Industrial N.V., consisting of: (i) Agricultural Equipment, which designs, produces and sells agricultural equipment (ii) Construction Equipment, which designs, produces and sells construction equipment (iii) Commercial Vehicles, which designs, produces and sell trucks, commercial vehicles, buses, and specialty vehicles (iv) Powertrain, which produces and sells engines, transmissions and axles for those vehicles and engines for marine and power generation applications; and (v) Financial Services, which provides financial services to the customers of our products. The Company’s worldwide agricultural equipment, construction equipment, commercial vehicles, powertrain operations as well as corporate functions are collectively referred to as “Industrial Activities”.

The following discussion and analysis should be read in conjunction with our unaudited condensed consolidated financial statements and the notes to our unaudited condensed consolidated financial statements in this report, as well as our annual report on Form 20-F for the year ended December 31, 2016 filed with the U.S. Securities and Exchange Commission (“SEC”). Results for the interim periods presented are not necessarily indicative of the results to be expected for the full fiscal year due to seasonal and other factors.

Certain financial information in this report has been presented by geographic area. Our geographic regions are: (1) NAFTA; (2) EMEA; (3) LATAM; and (4) APAC. The geographic designations have the following meanings:

•	NAFTA—United States, Canada and Mexico;
•	EMEA—member countries of the European Union, member countries of the European Free Trade Association (“EFTA”), Ukraine, Balkans, African continent and the Middle East (excluding Turkey);
•	LATAM—Central and South America, and the Caribbean Islands; and
•	APAC—Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine).

Non-GAAP Financial Measures

We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the reader’s ability to assess our financial performance and financial position. These measures facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These financial measures have no standardized meaning in U.S. GAAP, and are unlikely to be comparable to other similarly titled measures used by other companies, and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with U.S. GAAP.

Our primary non-GAAP financial measures are defined as follows:

Operating Profit

Operating Profit of Industrial Activities is defined as net sales less cost of goods sold, selling, general and administrative (“SG&A”) expenses and research and development expenses.

Operating Profit of Financial Services is defined as revenues, less SG&A expenses, interest expenses and certain other operating expenses.

We provide a reconciliation of Operating Profit to Net Income, which is the most directly comparable measure included in our condensed consolidated statements of operations.

Net Debt and Net Debt of Industrial Activities (or Net Industrial Debt)

Net Debt is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash and derivative hedging debt. We provide a reconciliation of Net Debt to Total Debt, which is the most directly comparable measure included in our consolidated balance sheets. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.

Revenues on a Constant Currency Basis

We discuss the fluctuations in revenues on a constant currency basis by applying the prior-year exchange rates to current year’s revenue expressed in local currency in order to eliminate the impact of foreign exchange (“FX”) rate fluctuations.

RESULTS OF OPERATIONS

The operations and key financial measures and financial analysis differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding our consolidated operations and financial results. For further information, see “Note 18: Supplemental Information” to our condensed consolidated financial statements for the three months ended March 31, 2017, where we present supplemental consolidating data split by Industrial Activities and Financial Services. Industrial Activities include the Financial Services business on the equity basis of accounting. Transactions between Industrial Activities and Financial Services have been eliminated to arrive at the consolidated data.

Three Months Ended March 31, 2017 Compared to Three Months Ended March 31, 2016

Consolidated Results of Operations

	Three Months Ended March 31,
	2017	2016
	(in millions)
Revenues:
Net sales	$5,384	$5,076
Finance and interest income	297	296
Total Revenues	5,681	5,372
Costs and Expenses:
Cost of goods sold	4,497	4,238
Selling, general and administrative expenses	542	546
Research and development expenses	191	183
Restructuring expenses	12	15
Interest expense	219	230
Other, net	141	630
Total Costs and Expenses	5,602	5,842
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	79	(470)
Income tax (expense)	(48)	(40)
Equity in income of unconsolidated subsidiaries and affiliates	18	(3)
Net income (loss)	49	(513)
Net income (loss) attributable to noncontrolling interests	3	(1)
Net income (loss) attributable to CNH Industrial N.V.	$46	$(512)

Revenues

We recorded revenues of $5,681 million during the first quarter of 2017, an increase of 5.8% (up 6.2% on a constant currency basis) compared to the first quarter of 2016. Net sales of Industrial Activities were $5,384 million in the first quarter of 2017, a 6.1% increase (up 6.5% on a constant currency basis) compared to the first quarter of 2016. Net sales of Industrial Activities increased in Agricultural Equipment, Commercial Vehicles and Powertrain, partially offset by a decline in Construction Equipment’s net sales.

Cost of Goods Sold

Cost of goods sold were $4,497 million during the first quarter of 2017 compared with $4,238 million during the first quarter of 2016. The increase of 6.1% was driven by the increase in revenues. As a percentage of net sales of Industrial Activities, cost of goods sold was 83.5% in the first quarter of 2017 and 2016.

Selling, General and Administrative Expenses

Selling, general and administrative expenses amounted to $542 million during the first quarter of 2017 (9.5% of revenues), down 0.7% compared to $546 million recorded in the comparable period of 2016 (10.2% of revenues). The decrease was primarily attributable to cost containment actions.

Research and Development Expenses

During the three months ended March 31, 2017, research and development expenses were $191 million compared to $183 million for the first quarter of 2016. The expenses in both periods were primarily attributable to continued investment in new products.

Restructuring Expenses

Restructuring expenses for the first quarter of 2017 were $12 million compared to $15 million for the first quarter of 2016. The expenses in the first quarter of 2017 were primarily attributable to actions in Agricultural Equipment, Commercial Vehicles and Construction Equipment as part of the efficiency program launched in 2014. The expenses in the first quarter of 2016 were mainly the result of efficiency program actions in Commercial Vehicles and Agricultural Equipment.

Interest Expense

Interest expense was $219 million during the first quarter of 2017 compared to $230 million for the first quarter of 2016. The interest expense attributable to Industrial Activities, net of interest income and eliminations, was $103 million, a decrease of $16 million compared to the first quarter of 2016. The decrease was primarily attributable to favorable cost of funding and lower average indebtedness in the quarter.

Other, net

Other, net expenses were $141 million for the first quarter of 2017, a decrease of $489 million from $630 million during the first quarter of 2016, which included the non-recurring charge of $502 million due to the European Commission investigation. For more information on this charge, see “Note 14: Commitments and Contingencies”.

Income Taxes

	Three Months Ended March 31,
	2017	2016
	(in millions, except percentages)
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	$79	$(470)
Income tax (expense)	$(48)	$(40)
Effective tax rate	60.8%	(8.5%)

Income taxes totaled $48 million in the quarter ($40 million in the first quarter of 2016). The effective tax rate was 60.8% in the first quarter of 2017 and was impacted by unbenefited losses in certain jurisdictions. The effective tax rate of -8.5% in the first quarter of 2016 was impacted by a non-tax deductible charge of $502 million relating to the European Commission investigation, as well as by unbenefited losses in certain jurisdictions. Excluding the impact of restructuring in both periods and the impact of such non-recurring charge in the first quarter of 2016, the effective tax rate was 56% and 91% in the first quarter of 2017 and 2016, respectively.

Equity in Income of Unconsolidated Subsidiaries and Affiliates

Equity in income of unconsolidated subsidiaries and affiliates totaled $18 million and $(3) million for the first quarter of 2017 and 2016, respectively. The increase was primarily due to improved results of joint ventures in APAC.

Net Income

Net income was $49 million in the first quarter of 2017 compared to a net loss of $513 million in the first quarter of 2016, which included the non-recurring charge of $502 million related to the European Commission investigation.

Industrial Activities and Business Segments

The following tables show revenues and operating profit broken down by segment. We have also included a discussion of our results by Industrial Activities and each of our business segments.

	Three Months Ended March 31,
	2017	2016	% Change	% Change Excl. FX
	(in millions, except percentages)
Revenues:
Agricultural Equipment	$2,346	$2,124	10.5%	8.5%
Construction Equipment	523	536	(2.4)%	(2.8)%
Commercial Vehicles	2,091	2,045	2.2%	4.7%
Powertrain	1,002	882	13.6%	16.9%
Eliminations and other	(578)	(511)	n.m.	n.m.
Total Net sales of Industrial Activities	5,384	5,076	6.1%	6.5%
Financial Services	396	388	2.1%	(1.0)%
Eliminations and other	(99)	(92)	n.m.	n.m.
Total Revenues	$5,681	$5,372	5.8%	6.2%

n.m. – not meaningful

	Three Months Ended March 31,
	2017	2016	$ Change
	(in millions)
Operating Profit:
Agricultural Equipment	$159	$90	$69
Construction Equipment	(22)	14	(36)
Commercial Vehicles	28	38	(10)
Powertrain	74	53	21
Eliminations and other	(20)	(17)	(3)
Total Operating profit of Industrial Activities	219	178	41
Financial Services	120	130	(10)
Eliminations and other	(82)	(76)	(6)
Total Operating profit	$257	$232	$25

Net sales of Industrial Activities were $5,384 million during the first quarter of 2017, a 6.1% increase (up 6.5% on a constant currency basis) compared to the first quarter of 2016, driven by demand for agricultural equipment in the LATAM region and demand for products in the Commercial Vehicles and Powertrain segments.

Operating profit of Industrial Activities was $219 million in the first quarter of 2017, a $41 million increase compared to the first quarter of 2016 with an operating margin of 4.1%, up 0.6 percentage points (“p.p.”) compared to the first quarter of 2016. Operating profit of Industrial Activities was driven by increased revenue and favorable product mix in Agricultural Equipment and Powertrain.

Business Segment Performance

Agricultural Equipment

Net Sales

The following table shows Agricultural Equipment net sales broken down by geographic region for the three months ended March 31, 2017 compared to 2016:

Agricultural Equipment Sales—by geographic region:

	Three Months Ended March 31,
(in millions, except percentages)	2017	2016	% Change
NAFTA	$767	$770	(0.4)%
EMEA	833	850	(2.0)%
LATAM	381	228	67.1%
APAC	365	276	32.2%
Total	$2,346	$2,124	10.5%

Net sales of Agricultural Equipment were $2,346 million for the first quarter of 2017, an increase of 10.5% (up 8.5% on a constant currency basis) compared to the first quarter of 2016. The increase was primarily the result of a rebound in demand in LATAM and the continuation of positive market momentum in APAC. Revenue in NAFTA and EMEA were flat to slightly down due to a weak demand environment, partially mitigated by positive pricing.

In our key product segments within NAFTA, the over 140 horsepower (“hp”) tractor segment was down 10% and demand for combines was down 2%. Demand for smaller, under 140 hp, tractors in NAFTA was up 9%. In LATAM, tractor and combine markets increased 51% and 32%, respectively. EMEA markets were up 1% for tractors and down 6% for combines. APAC markets increased 11% for tractors and 3% for combines.

Agricultural Equipment’s worldwide market share performance was up 0.4 p.p. for tractors and 2.3 p.p. for combines.  In the first quarter of 2017, Agricultural Equipment’s worldwide unit production was 15% above retail sales in support of the expected seasonal increase in demand from dairy and livestock customers. Production of NAFTA row crop related products, including the over 140 hp tractors, combines and other major crop production equipment, increased 4% compared to the first quarter of 2016.

Operating Profit

Agricultural Equipment’s operating profit was $159 million for the first quarter of 2017 compared to $90 million for the first quarter of 2016 with an operating margin of 6.8% (4.2% in the first quarter of 2016). The increase was the result of increased revenues in LATAM and APAC, as well as improved fixed cost absorption, disciplined net price realization and manufacturing efficiencies.

Construction Equipment

Net Sales

The following table shows Construction Equipment net sales broken down by geographic region for the three months ended March 31, 2017 compared to the prior-year period:

Construction Equipment Sales—by geographic region:

	Three Months Ended March 31,
(in millions, except percentages)	2017	2016	% Change
NAFTA	$280	$284	(1.4)%
EMEA	100	116	(13.8)%
LATAM	57	50	14.0%
APAC	86	86	0.0%
Total	$523	$536	(2.4)%

Net sales of Construction Equipment were $523 million during the three months ended March 31, 2017, a decline of 2.4% (down 2.8% on a constant currency basis) compared to the first quarter of 2016. The decrease was primarily a result of a 5% decline in heavy industry demand in NAFTA and continued weak markets in EMEA and LATAM, partially mitigated by market share gains in NAFTA.

In the first quarter of 2017, Construction Equipment’s worldwide heavy and light industry sales were up 16% and 12%, respectively, compared to the first quarter of 2016. Industry light equipment sales were up in all regions, with a strong increase in demand in APAC. Industry heavy equipment sales decreased in NAFTA, EMEA and LATAM. Construction Equipment’s worldwide market share was flat for both heavy and light construction equipment in all regions except in NAFTA and LATAM, where market share increased 1.6 p.p. and decreased 3.2 p.p. respectively, for heavy equipment.

Construction Equipment’s worldwide production levels were 10% above retail sales in the quarter to support the seasonal increase expected in NAFTA.

Operating Profit

Construction Equipment reported an operating loss of $22 million for the first quarter of 2017 compared to an operating profit of $14 million for the first quarter of 2016. Results were affected by a planned slower production schedule in the quarter to maintain appropriate levels of channel inventory, in response to continuing weak market demand.  The results were also impacted by a negative price environment driven primarily by sales channel mix in NAFTA, an unfavorable foreign exchange impact on product costs and promotional expenses related to the launch of the new mini-excavator family.

Commercial Vehicles

Net Sales

The following table shows Commercial Vehicles’ net sales broken down by geographic region for the three months ended March 31, 2017 compared to the prior-year period:

Commercial Vehicles Sales—by geographic region:

	Three Months Ended March 31,
(in millions, except percentages)	2017	2016	% Change
NAFTA	$5	$16	n.m.
EMEA	1,762	1,754	0.5%
LATAM	163	139	17.3%
APAC	161	136	18.4%
Total	$2,091	$2,045	2.2%

n.m. – not meaningful

Commercial Vehicles’ net sales were $2,091 million during the three months ended March 31, 2017, an increase of 2.2% (up 4.7% on a constant currency basis) compared to the first quarter of 2016. The increase was primarily due to favorable truck and bus volume, partially offset by lower specialty vehicles volumes. In LATAM, recoveries in Argentinian truck demand more than offset Brazilian weakness.

During the first quarter of 2017, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was up 7% compared to 2016. The light vehicle market (GVW 3.5-6.0 tons) increased 8%, the medium vehicle market (GVW 6.1-15.9 tons) increased 3%, and the heavy vehicle market (GVW ≥16 tons) increased 6%. In LATAM, new truck registrations (GVW ≥3.5 tons) remained flat compared to the first quarter of 2016, primarily impacted by a decrease of 21% in Brazil, while Argentina grew by 75%. In APAC, registrations grew by 5%.

In the first quarter of 2017, our market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 12.2%, flat compared to the first quarter of 2016. Our market share in LATAM was 11.8%, down 1.5 p.p. compared to first quarter of 2016.

Commercial Vehicles delivered approximately 32,100 vehicles (including buses and specialty vehicles) in the quarter, representing a 3% increase compared to the first quarter of 2016. Volumes were higher in all segments, up 1% in light, 6% in medium and 9% in heavy. Commercial Vehicles’ deliveries increased 1% in EMEA and 33% in LATAM, but decreased in APAC by 2%.

Commercial Vehicles’ first quarter ratio of orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 1.23, a decrease of 7% compared with the first quarter of 2016. In 2017, truck order intake in Europe decreased 7%

compared to the first quarter of 2016, with a 9% decrease in light trucks, a 6% increase in medium trucks, and a 5% decrease in heavy trucks.

Operating Profit

Commercial Vehicles reported operating profit of $28 million for the first quarter of 2017 compared to $38 million for the first quarter of 2016 with an operating margin of 1.3% (1.9% in 2016). The decrease was mainly due to an unfavorable product and market mix in EMEA, lower specialty vehicles volumes and negative foreign currency impacts, partially offset by manufacturing efficiencies and material cost reductions.

Powertrain

Net Sales

Powertrain net sales were $1,002 million for the first quarter of 2017, an increase of 13.6% (up 16.9% on a constant currency basis) compared to the first quarter of 2016 due to higher volumes. Sales to external customers accounted for 45% of total net sales compared to 44% in the first quarter of 2016.

During the first quarter of 2017, Powertrain sold approximately 147,600 engines, an increase of 14% compared to the first quarter of 2016. In terms of major customers, 27% of engine units were supplied to Commercial Vehicles, 19% to Agricultural Equipment, 3% to Construction Equipment and the remaining 51% to external customers. Additionally, Powertrain delivered approximately 18,600 transmissions, a decrease of 5% compared to the first quarter of 2016, and 50,700 axles, flat compared to the first quarter of 2016.

Operating Profit

During the first quarter of 2017, Powertrain’s operating profit was $74 million, up $21 million compared to the first quarter of 2016 with an operating margin of 7.4% (up 1.4 p.p. compared to the first quarter of 2016). The improvement was due to higher volumes and manufacturing efficiencies.

Financial Services Performance

Finance and Interest Income

Financial Services reported revenues of $396 million for the three months ended March 31, 2017, an increase of 2.1% (down 1.0% on a constant currency basis) compared to the first quarter of 2016.

Net Income

Net income of Financial Services was $87 million for the first quarter of 2017, flat compared to the first quarter of 2016.

Retail loan originations in the quarter, including unconsolidated joint ventures, were $1.9 billion, flat compared to the first quarter of 2016. The managed portfolio, including unconsolidated joint ventures, of $24.7 billion as of March 31, 2017 (of which retail was 64% and wholesale was 36%) was down $0.2 billion compared to March 31, 2016.

Reconciliation of Operating Profit to Net Income (Loss)

The following table includes the reconciliation of our net income, the most comparable U.S. GAAP financial measure, to our operating profit, a non-GAAP financial measure.

	Three Months Ended March 31,
	2017	2016
	(in millions)

Operating profit	$257	$232
Restructuring expenses	(12)	(15)
Interest expenses of Industrial Activities, net of interest income and eliminations	(103)	(119)
Other, net *	(63)	(568)
Income (loss) before income taxes and equity in income of unconsolidated subsidiaries and affiliates	79	(470)
Income tax (expense)	(48)	(40)
Equity in income of unconsolidated subsidiaries and affiliates	18	(3)
Net income (loss)	$49	$(513)

(*) In the three months ended March 31, 2016, Other, net included the non-recurring charge of $502 million related to the European Commission investigation

CRITICAL ACCOUNTING POLICIES

See our critical accounting policies discussed in the Management’s Discussion and Analysis of the most recent annual report filed on Form 20-F. There have been no material changes to these policies.

LIQUIDITY AND CAPITAL RESOURCES

The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statements of cash flows and our condensed consolidated balance sheets. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. We expect to have available cash reserves and cash generated from operations and from sources of debt and financing activities that are sufficient to fund our working capital requirements, capital expenditures and debt service at least through the next twelve months.

Cash Flows

During the three months ended March 31, 2017, consolidated cash and cash equivalents decreased by $1,093 million, reflecting the decrease of $1,092 million in cash and cash equivalents of Industrial Activities.

Cash Flows of Industrial Activities

Net cash used by operating activities was $332 million in the first quarter of 2017 compared to $480 million used in the first quarter of 2016. The decrease in cash usage was primarily due to lower working capital absorption.

Net cash used in investing activities was $724 million in the first quarter of 2017 compared to $184 million used in the first quarter of 2016. The increased cash usage was primarily due to a decrease in net cash receipts related to intersegment receivables and payables.

Net cash used in financing activities was $105 million in the first quarter of 2017, compared to $392 million used in the first quarter of 2016, primarily reflecting lower repayments of debt.

Cash Flows of Financial Services

Net cash provided by operating activities was $262 million in the first quarter of 2017 compared to $546 million provided in the first quarter of 2016. The decrease in cash generated was primarily due to reduced receipts on financing floor plan.

Net cash provided by investing activities was $680 million for the first quarter of 2017 compared to $294 million in the first quarter of 2016, primarily reflecting the decrease in net cash payments related to intersegment payables and receivables.

Net cash used in financing activities was $947 million in the first quarter of 2017 compared to $998 million in the first quarter of 2016.

Debt

As of March 31, 2017 and December 31, 2016, our consolidated debt was as detailed in the table below:

	Consolidated		Industrial Activities		Financial Services
	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
	(in millions)
Total Debt	$24,500	$25,276	$7,393	$7,691	$19,711	$20,061

A summary of debt as of March 31, 2017 and December 31, 2016 including drawings under credit lines is as follows:

	March 31, 2017			December 31, 2016
	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services	Consolidated
	(in millions)
Bonds:
Payable in 2017, interest rate of 7.875%	636	—	636	636	—	636
Payable in 2018, interest rate of 6.250%	1,283	—	1,283	1,265	—	1,265
Payable in 2019, interest rate of 2.750%	1,069	—	1,069	1,054	—	1,054
Payable in 2021, interest rate of 2.875%	748	—	748	738	—	738
Payable in 2022, interest rate of 1.625%	80	—	80	—	—	—
Payable in 2023, interest rate of 2.875%	535	—	535	527	—	527
Payable in 2023, interest rate of 4.500%	600	—	600	600	—	600
Payable in 2025, interest rate of 3.500%	107	—	107	105	—	105
Payable in 2028, interest rate of 3.875%	53	—	53	53	—	53
Payable in 2017, interest rate of 3.250%	—	—	—	—	500	500
Payable in 2018, interest rate of 3.625%	—	600	600	—	600	600
Payable in 2018, interest rate of 3.875%	—	600	600	—	600	600
Payable in 2019, interest rate of 3.375%	—	500	500	—	500	500
Payable in 2020, interest rate of 4.375%	—	600	600	—	600	600
Payable in 2021, interest rate of 4.875%	—	500	500	—	500	500
Payable in 2021, interest rate of 3.875%	—	400	400	—	400	400
Hedging effects, bond premium/discount, and unamortized issuance costs	(35)	(26)	(61)	(34)	(31)	(65)
Total Bonds	5,076	3,174	8,250	4,944	3,669	8,613
Asset-backed debt	7	11,272	11,279	8	11,776	11,784
Other Debt	1,422	3,549	4,971	1,742	3,137	4,879
Intersegment debt	888	1,716	—	997	1,479	—
Total Debt	$7,393	$19,711	$24,500	$7,691	$20,061	$25,276

In March 2017, CNH Industrial Finance Europe S.A. issued as a private placement €75 million (equivalent to $80 million) of notes at an annual fixed rate of 1.625% due in 2022 at an issue price of 99.4065 percent of their principal amount.

The calculation of Net Debt as of March 31, 2017 and December 31, 2016, and the reconciliation of Net Debt to Total Debt, the U.S. GAAP financial measure that we believe to be most directly comparable, are shown below:

	Consolidated		Industrial Activities		Financial Services
	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016	March 31, 2017	December 31, 2016
	(in millions)
Third party debt	$24,500	$25,276	$6,505	$6,694	$17,995	$18,582
Intersegment notes payable **	—	—	888	997	1,716	1,479
Total Debt *	24,500	25,276	7,393	7,691	19,711	20,061
Less:
Cash and cash equivalents	3,924	5,017	3,557	4,649	367	368
Restricted cash	743	837	—	—	743	837
Intersegment notes receivable **	—	—	1,716	1,479	888	997
Derivatives hedging debt	(3)	2	(3)	2	—	—
Net Debt (Cash)	$19,836	$19,420	$2,123	$1,561	$17,713	$17,859
(*)

Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $888 million and $997 million at March 31, 2017 and December 31, 2016, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,716 million and $1,479 million at March 31, 2017 and December 31, 2016, respectively.

(**)	The net intersegment receivable/payable balance owed by Financial Services to Industrial Activities was $828 million and $482 million as of March 31, 2017 and December 31, 2016, respectively.

The increase in Net Debt at March 31, 2017, compared to December 31, 2016, mainly reflects the expected seasonal increase in working capital.

The following table shows the change in Net Debt of Industrial Activities for the three months ended March 31, 2017:

(in millions)	2017
Net Debt of Industrial Activities at beginning of year	$(1,561)
Net Income	49
Amortization and depreciation *	176
Changes in provisions and similar, and items related to assets sold under buy-back commitments, and assets under operating leases	(93)
Change in working capital	(626)
Investments in property, plant and equipment, and intangible assets *	(74)
Other changes	35
Net industrial cash flow	(533)
Capital increases and dividends	(1)
Currency translation differences and other	(28)
Change in Net Debt of Industrial Activities	(562)
Net Debt of Industrial Activities at end of period	$(2,123)

(*)    Excluding assets sold under buy-back commitments and equipment under operating leases.

Available committed unsecured facilities expiring after twelve months amounted to approximately $2.9 billion at March 31, 2017 ($2.9 billion at December 31, 2016).

Please refer to “Note 9: Debt” in our most recent annual report on Form 20-F for more information related to our debt and credit facilities.

Contingencies

As a global company with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including legal proceedings, claims and governmental investigations, particularly in the areas of product liability (including asbestos-related liability), product performance, emissions and fuel economy, retail and wholesale credit, competition and antitrust law, intellectual property matters (including patent infringement), disputes with dealers and suppliers and service providers, environmental risks, and tax and employment matters. For more information, please refer to the information presented in “Note 14: Commitments and Contingencies” to our condensed consolidated financial statements.

SAFE HARBOR STATEMENT

This quarterly report includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical fact contained in this filing including statements regarding our: competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.

Factors, risks, and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; general economic conditions in each of our markets; changes in government policies regarding banking, monetary and fiscal policies; legislation, particularly relating to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; a decline in the price of used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the recently settled EU antitrust investigation announced July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other postemployment obligations; political and civil unrest; volatility and deterioration of capital and financial markets, including further deterioration of the Eurozone sovereign debt crisis, possible effects of Brexit, political evolutions in Turkey, terror attacks in Europe and elsewhere, and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning the Company and its businesses, including factors that potentially could materially affect the Company’s financial results, is included in the Company’s most recent annual report on Form 20-F for the year ended December 31, 2016.

Forward-looking statements speak only as of the date on which such statements are made. Furthermore, in light of ongoing difficult macroeconomic conditions, both globally and in the industries in which we operate, it is particularly difficult to forecast our results, and any estimates or forecasts of particular periods that are provided in this report are uncertain. Accordingly, investors should not place undue reliance on such forward-looking statements. We can give no assurance that the expectations reflected in any forward-looking statements will prove to be correct. Actual results could differ materially from those anticipated in such forward-looking statements. Our outlook is based upon assumptions, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new developments or otherwise.

All future written and oral forward-looking statements by the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See our most recent annual report filed on Form 20-F (Part I, Item 11). There has been no material change in this information.

PART II – OTHER INFORMATION

LEGAL PROCEEDINGS

See “Note 14: Commitments and Contingencies” to our condensed consolidated financial statements.

RISK FACTORS

See our most recent annual report filed on Form 20-F (Part I, Item 3D). There was no material change in our risk factors during the three months ended March 31, 2017. The risks described in the annual report on Form 20-F, and in the “Safe Harbor Statement” within this report, are not the only risks faced by us. Additional risks and uncertainties not currently known or that are currently judged to be immaterial may also materially affect our business, financial condition or operating results.

UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

The Company announced a buy-back program to repurchase up to $300 million in common shares on January 29, 2016. The repurchase authority was renewed by the shareholders at the annual general meeting of shareholders (“AGM”) held on April, 14, 2017. The authorization granted is for a period of 18 months from the date of the AGM and, therefore, expires on October 13, 2018.

The Company did not purchase any of its common shares during the first quarter of 2017, and we had approximately $286.3 million available to be repurchased under the program.

DEFAULT UPON SENIOR SECURITIES

Not applicable.

MINE SAFETY DISCLOSURES

Not applicable.

OTHER INFORMATION

None.